Fiscal and Economic Update

SECOND QUARTER 2021–2022

Department of Finance and
Treasury Board

New Nouveau
Brunswick

Fiscal and Economic Update
Second Quarter 2021–2022

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2021

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2484-8

 Think Recycling!

2021–2022 Fiscal Update

Projections for the 2021–2022 fiscal year show a surplus of $89.1 million compared to the budgeted deficit of $244.8 million.

Total revenue is projected to be $487.2 million higher than budget. This is largely attributable to increased projections for provincial taxes and unconditional grants.

Total expenses are projected to be higher than budget by $153.3 million, mainly due to higher expenses in General Government and Health, partially offset by lower expenses in Post-Secondary Education, Training, and Labour, Special Operating Agencies, the Regional Development Corporation, and Social Development.

The net debt is projected at $13.4 billion, a reduction of $63.2 million year-over-year.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue..	10,380.6	10,867.8	487.2	5,015.3	5,368.0	352.7
Expense..	10,625.4	10,778.7	153.3	5,201.3	5,119.8	(81.5)
Surplus (Deficit).............................	**(244.8)**	**89.1**	**333.9**	**(186.0)**	**248.2**	**434.2**
Net Debt - End of Year.............................	**(14,131.9)**	**(13,388.9)**	**743.0**	**(14,013.6)**	**(13,145.7)**	**867.9**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $487.2 million higher than budget. The major variances include:

- Personal Income Tax revenue is up $178.0 million due to stronger-than-anticipated results for 2020, reflecting federal supports and the recovering economy, a higher forecast base, and stronger income projections for 2021.

- Unconditional Grants are up $120.8 million due to one-time funding for health care system needs and immunization, and official federal estimates of Canada Health Transfer and Canada Social Transfer reflecting a higher population share.

- Harmonized Sales Tax revenue is up $84.6 million, reflecting an increase to the national revenue pool in the official federal estimate on which payments are based, and improved expectations for the previous year.

- Corporate Income Tax revenue is up $71.5 million due to stronger-than-anticipated results for 2020 including federal supports and a higher projection of national corporate taxable income in official federal payment estimates.

- Provincial Real Property Tax revenue is up $19.0 million due to fewer adjustments to 2021 property assessments and anticipated growth in the 2022 assessment base.

- Return on Investment is up $10.1 million mainly due to New Brunswick Liquor Corporation sales exceeding targets.

- Real Property Transfer Tax revenue is up $9.0 million due to an increase in the volume of transactions and an increase in the average value of transactions.

- Special Operating Agency revenue is up $6.8 million mainly due to additional federal funding under the Canada Community-Building Fund, offset by less funding being claimed under the Integrated Bilateral Agreement due to project delays.

- Gasoline and Motive Fuel Tax revenue is up $5.0 million due to a projected increase in volumes sold.

- Conditional Grants are down $27.7 million due to the timing of recoveries under the Healthy Seniors Pilot Project as well as lower recognized recoveries under the Disaster Financial Assistance program.

- Tobacco Tax revenue is down $8.0 million due to lower than projected volumes being sold.

Expense Outlook

Total expenses are projected to be over budget by $153.3 million. The major variances include the following:

- General Government is over budget by $202.8 million mainly due to higher than expected expenses associated with funding held centrally in Supplementary Funding for collective bargaining, including the ratification of three collective agreements and the proposal presented to seven CUPE groups. This is partially offset by lower than expected expenses related to the liability for Injured Workers.

- Health is over budget by $33.9 million mainly due to higher projected costs related to the COVID-19 pandemic and costs associated with the settlement of the Physician Service Master Agreement. The over expenditure is partially offset by lower Medicare costs due to a recruitment delay, lower costs in the Out of Province Hospital Payments program due to COVID travel restrictions and program implementation delays due to COVID-19 in all areas of Health Services.

- Other Agencies are over budget by $12.4 million mainly due to increased activity associated with several consolidated entities.

- Education and Early Childhood Development is over budget by $7.6 million mainly due to the extension of the Early Learning Childcare bilateral agreement signed after April 1st. This amount was not included in the departmental base budget and will be offset by federal revenue.

- Post-Secondary Education, Training and Labour is projected to be under budget by $27.7 million mainly due to lower expenses in Student Financial Services because of increased federal funding to students and lower interest costs; and federal labour market funding carried over from 2020–2021 that is not projected to be fully spent in 2021–2022.

- Special Operating Agencies are under budget by $18.7 million mainly due to projects not advancing as anticipated under the Integrated Bilateral Agreement. This is partially offset by increased expenses resulting from the receipt of additional federal funding under the Canada Community-Building Fund.

- Regional Development Corporation is under budget by $16.5 million mainly due to project delays and decreased demand for program funding.

- Social Development is under budget by $15.5 million, mainly due to decreased social assistance caseloads largely as a result of federal COVID support programs. This is partially offset by higher costs related to supporting vulnerable populations in the fourth wave of COVID-19.

- Service of the Public Debt is under budget by $13.0 million mainly due to a reduction in expected borrowing due to improved financial results.

- Justice and Public Safety is under budget by $9.8 million due to project delays under the Disaster Financial Assistance program, partially offset by unanticipated COVID-19 pandemic management costs.

Second Quarter Actual Results

Second quarter actuals show a surplus of $248.2 million compared to a quarterly budgeted deficit of $186.0 million.

- On a year-to-date actual basis, revenue is $352.7 million higher than the second quarter budget largely due to higher provincial tax revenue and recognition of one-time unconditional grants, as well as an additional one-time transfer in Special Operating Agencies under the Canada Community-Building Fund.

- Total actual expenses for the quarter are $81.5 million lower than the second quarter budget due in part to a $36.1 million decrease in Ordinary Account expenses. This is mainly due to lower year-to-date expenses in Health, Social Development, and Post-Secondary Education, Training and Labour, offsetting higher year-to-date expenses in General Government.

- The difference between the second quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account..	9,834.7	10,310.8	476.1	4,778.7	5,091.7	313.0
Capital Account...	52.9	54.5	1.5	15.0	11.9	(3.1)
Special Purpose Account...............................	128.7	131.5	2.8	50.1	49.7	(0.4)
Special Operating Agencies.........................	158.1	165.0	6.8	68.5	111.0	42.5
Sinking Fund Earnings.................................	206.0	206.0	0.0	103.0	103.7	0.7
Total Revenue....................................	**10,380.6**	**10,867.8**	**487.2**	**5,015.3**	**5,368.0**	**352.7**
Expense						
Ordinary Account..	9,639.8	9,809.7	169.9	4,758.7	4,722.6	(36.1)
Capital Account...	135.7	134.8	(0.9)	62.0	69.4	7.4
Special Purpose Account...............................	130.0	132.3	2.2	47.8	29.0	(18.8)
Special Operating Agencies.........................	164.8	146.2	(18.7)	57.3	39.2	(18.1)
Amortization of Tangible Capital Assets...	555.1	555.8	0.7	275.5	259.6	(15.9)
Total Expense.......................................	**10,625.4**	**10,778.7**	**153.3**	**5,201.3**	**5,119.8**	**(81.5)**
Surplus (Deficit)................................	**(244.8)**	**89.1**	**333.9**	**(186.0)**	**248.2**	**434.2**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year...................	**(13,891.1)**	**(13,452.1)**	**439.0**	**(13,891.1)**	**(13,452.1)**	**439.0**
Changes in Year						
Surplus (Deficit)...	(244.8)	89.1	333.9	(186.0)	248.2	434.2
Investments in Tangible Capital Assets....	(551.0)	(581.6)	(30.6)	(212.0)	(201.4)	10.6
Amortization of Tangible Capital Assets...	555.1	555.8	0.7	275.5	259.6	(15.9)
(Increase) Decrease in Net Debt.............	**(240.8)**	**63.2**	**304.0**	**(122.5)**	**306.4**	**428.9**
Net Debt - End of Year.................................	**(14,131.9)**	**(13,388.9)**	**743.0**	**(14,013.6)**	**(13,145.7)**	**867.9**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2020–2021 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax	1,748.0	1,926.0	178.0	849.2	940.6	91.4
Corporate Income Tax	358.9	430.4	71.5	154.8	216.0	61.2
Metallic Minerals Tax	1.0	1.0	0.0	0.5	0.0	(0.5)
Provincial Real Property Tax	554.0	573.0	19.0	277.7	279.5	1.8
Harmonized Sales Tax: net of credit	1,529.7	1,614.3	84.6	755.4	797.8	42.4
Gasoline and Motive Fuels Tax	197.5	202.5	5.0	102.0	104.3	2.3
Carbon Emitting Products Tax	127.0	129.5	2.5	65.6	66.2	0.6
Tobacco Tax	128.0	120.0	(8.0)	69.1	62.5	(6.6)
Pari-Mutuel Tax	0.5	0.5	0.0	0.3	0.2	(0.1)
Insurance Premium Tax	62.0	66.4	4.4	26.3	26.3	0.0
Real Property Transfer Tax	31.0	40.0	9.0	17.9	31.1	13.2
Financial Corporation Capital Tax	25.0	24.0	(1.0)	12.5	11.9	(0.6)
Cannabis Duty	6.8	8.0	1.2	3.4	4.8	1.4
Penalties and Interest	17.0	17.0	0.0	10.0	9.2	(0.8)
	4,786.4	5,152.6	366.2	2,344.7	2,550.4	205.7
Return on Investment	273.7	283.7	10.1	98.9	143.5	44.6
Licences and Permits	162.9	163.4	0.5	82.6	95.4	12.8
Sale of Goods and Services	474.6	477.4	2.9	234.1	252.8	18.7
Royalties	70.1	70.1	0.0	21.4	25.9	4.5
Agency Revenues	167.6	171.2	3.6	74.9	92.9	18.0
Fines and Penalties	6.8	6.8	0.0	3.4	4.7	1.3
Miscellaneous	78.0	77.6	(0.4)	37.9	36.6	(1.3)
Total - Own Source Revenue	**6,020.1**	**6,402.8**	**382.7**	**2,897.9**	**3,202.2**	**304.3**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,274.4	2,274.4	0.0	1,137.2	1,137.2	0.0
Canada Health Transfer	880.7	972.4	91.7	440.4	482.5	42.1
Canada Social Transfer	316.0	319.4	3.4	158.0	158.4	0.4
Other	1.9	27.5	25.6	0.9	16.3	15.4
	3,472.9	3,593.7	120.8	1,736.5	1,794.4	57.9
Conditional Grants – Canada	357.2	329.5	(27.7)	152.1	103.8	(48.3)
Total - Grants from Canada	**3,830.1**	**3,923.2**	**93.1**	**1,888.6**	**1,898.2**	**9.6**
Subtotal	**9,850.2**	**10,326.0**	**475.8**	**4,786.5**	**5,100.4**	**313.9**
Inter-account Transactions	(15.5)	(15.2)	0.3	(7.8)	(8.7)	(0.9)
Ordinary Account Revenue	**9,834.7**	**10,310.8**	**476.1**	**4,778.7**	**5,091.7**	**313.0**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

DEPARTMENT	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
Agriculture, Aquaculture and Fisheries...	45.5	45.5	0.0	16.8	12.6	(4.2)
Education and Early Childhood Development..........	1,410.9	1,418.5	7.6	671.8	670.3	(1.5)
Environment and Local Government........	153.8	154.1	0.3	76.5	71.4	(5.1)
Executive Council Office...........................	13.2	13.0	(0.3)	6.6	6.0	(0.6)
Finance and Treasury Board.....................	29.6	28.6	(1.0)	14.5	13.0	(1.5)
General Government..................................	930.2	1,133.0	202.8	436.1	558.6	122.5
Health..	3,070.9	3,104.8	33.9	1,517.8	1,465.2	(52.6)
Justice and Public Safety.........................	310.1	300.3	(9.8)	160.7	149.9	(10.8)
Legislative Assembly.................................	32.5	32.2	(0.3)	16.1	17.2	1.1
Natural Resources and Energy Development.......................................	101.3	101.3	0.0	53.3	59.0	5.7
Office of the Premier................................	1.5	1.5	0.0	0.8	0.6	(0.2)
Opportunities New Brunswick...................	53.0	48.0	(5.0)	25.0	13.6	(11.4)
Other Agencies..	370.1	382.5	12.4	187.0	191.4	4.4
Post-Secondary Education, Training and Labour.................................	668.6	640.9	(27.7)	359.3	337.2	(22.1)
Regional Development Corporation........	65.2	48.7	(16.5)	24.5	14.3	(10.2)
Service of the Public Debt........................	655.0	642.0	(13.0)	327.5	320.9	(6.6)
Social Development....................................	1,366.6	1,351.1	(15.5)	693.1	647.1	(46.0)
Tourism, Heritage and Culture................	61.8	62.0	0.2	41.1	37.4	(3.7)
Transportation and Infrastructure............	330.2	334.0	3.8	146.2	150.0	3.8
Subtotal..	**9,670.0**	**9,841.9**	**171.9**	**4,774.7**	**4,735.7**	**(39.0)**
Investment in Tangible Capital Assets...............................	(13.3)	(14.9)	(1.6)	(7.5)	(2.7)	4.8
Inter-account Transactions........................	(16.9)	(17.3)	(0.4)	(8.5)	(10.4)	(1.9)
Ordinary Account Expense.....................	**9,639.8**	**9,809.7**	**169.9**	**4,758.7**	**4,722.6**	**(36.1)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2021–2022 Full Year to March 31, 2022			2021–2022 Year-to-date to Sept. 30, 2021		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.3	0.3	0.0	0.2	0.1	(0.1)
Education and Early Childhood Development....................................	0.5	0.5	0.0	0.0	0.0	0.0
Environment and Local Government........	1.0	1.0	0.0	0.4	0.6	0.2
Health..	25.9	26.7	0.9	0.0	(0.8)	(0.8)
Natural Resources and Energy Development....................................	4.1	1.4	(2.7)	1.9	0.4	(1.5)
Post-Secondary Education, Training and Labour...................................	2.3	2.3	0.0	1.1	1.9	0.8
Regional Development Corporation.........	41.3	41.3	0.0	28.1	29.8	1.7
Social Development...................................	12.0	12.0	0.0	0.5	2.2	1.7
Tourism, Heritage and Culture.................	10.7	10.7	0.0	5.4	4.4	(1.0)
Transportation and Infrastructure............	575.4	605.4	30.0	228.9	229.5	0.6
Subtotal..	**673.4**	**701.6**	**28.2**	**266.5**	**268.1**	**1.6**
Investment in Tangible Capital Assets.....	(537.7)	(566.8)	(29.1)	(204.5)	(198.7)	5.8
Capital Account Expense.........................	**135.7**	**134.8**	**(0.9)**	**62.0**	**69.4**	**7.4**

2021 Economic Update



N.B. Real GDP, 2021 (%)
Q2 Update
Budget 2021–2022
Average 4.0
5.2 4.3 4.2 4.0 4.0 3.7 3.6 3.6 2.8
CBoC CIBC Royal Bank Scotia Bank APEC NB FTB TD Bank National Bank BMO

Source: NB Finance and Treasury Board



N.B. Housing Starts, Year-to-date
Single-detached
Multiples
(units)
2016 2017 2018 2019 2020 2021

Source: Statistics Canada



N.B. Exports
(Feb. 2020 = 100)
(index)
Energy products
Non-energy products

Source: Statistics Canada



N.B. CPI
N.B. Average Weekly Earnings
(Year-over-year % change)

Source: Statistics Canada

New Brunswick Economic Outlook	Budget	Revised
Real GDP	2.9	3.7
Nominal GDP	4.2	6.5
Primary Household Income	3.1	4.9
Population	0.0	0.8
Labour Force	0.5	1.5
Employment	1.8	2.6
Unemployment Rate (%)	8.7	9.0
Consumer Price Index	1.6	3.3

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of October 29, 2021

- According to the International Monetary Fund (IMF), global economic output is expected to rebound by 5.9% in 2021. Supply disruptions amongst advanced economies and worsening pandemic dynamics amongst developing countries continue to weigh on growth.

- The U.S. Bureau of Economic Analysis reports that real Gross Domestic Product (GDP) expanded by 2.0% in the third quarter. The IMF's real GDP growth rate expectation for the U.S. is 6.0% for the year.

- Statistics Canada reported that real GDP for Canada fell by 0.3% in the second quarter of 2021, as declines in home resale activities and exports weighed on growth. The Bank of Canada is forecasting real GDP growth of 5.1% for 2021, with consumption leading the recovery.

- The Department of Finance and Treasury Board estimates that economic activity in New Brunswick will rise by 3.7% in 2021, reflecting a comparable outlook to the average of 4.0% among private sector forecasters.

- On a year-to-date basis, employment was up 3.0% compared to 2020. This increase was supported solely by gains in the services-producing sector.

- Similarly, the labour force increased by 2.0% in the first nine months of the year, resulting in an unemployment rate of 9.5%.

- Average weekly earnings have grown by 1.2% on a year-to-date basis.

- For the first nine months of the year, the Consumer Price Index (CPI) increased by 3.2%. Price growth was most pronounced for transportation (+9.1%), shelter (+3.0%), and food (+2.7%).

- Housing starts in New Brunswick for the January to September period were up by 19.8% compared to the previous year. So far this year, single-detached units and multiples saw gains of 47.4% and 8.2%, respectively.

- Home sales for the first nine months of the year were 29.4% higher than the same period in 2020, with the average price standing at $246,607, representing an increase of 25.8%.

- Retail sales on a year-to-date basis increased by 15.7%. All categories with available data registered increases, led by furniture and home furnishing stores (+41.8%), and motor vehicle and parts dealers (+32.6%).

- Merchandise exports grew by 51.0% compared to the January to August period in 2020, driven by gains in exports of basic and industrial chemical, plastic and rubber products (+81.5%), energy products (+46.7%), and forestry products and building and packaging materials (+45.1%).

- On a year-to-date basis, manufacturing sales in New Brunswick increased by 44.6% compared to the first eight months of 2020. All major categories recorded significant increases so far this year, notably in wood product manufacturing (+79.5%), and seafood product preparation and packaging (+64.6%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 29-Oct-2021)

	Year-to-date			Reference period
	2020	**2021**	**% Change**	**from January to:**
Indicators				
Labour force (x 1,000)...	389.8	397.5	2.0%	September
Employment (x 1,000)...	349.4	359.8	3.0%	September
Unemployment (x 1,000)..	40.3	37.6	-6.7%	September
Participation rate (%)..	60.3	61.2	...	September
Employment rate (%)..	54.0	55.4	...	September
Unemployment rate (%)...	10.3	9.5	...	September
Average weekly earnings ($)......................................	992.99	1,005.37	1.2%	August
Retail trade ($M)..	8,529.2	9,869.5	15.7%	August
Consumer Price Index (2002=100)...............................	136.5	140.9	3.2%	September
Housing starts (units)..	2,278	2,730	19.8%	September
Investment in residential building construction ($M).......	878.1	1,490.6	69.7%	August
Investment in non-residential building construction ($M)..	488.3	419.8	-14.0%	August
Manufacturing sales ($M)...	9,675.6	13,987.8	44.6%	August
International exports ($M)..	6,638.3	10,027.0	51.0%	August

... Not applicable
Source: Statistics Canada